

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

April 22, 2010

<u>Via U.S. Mail and Facsimile to (450) 641-1601</u>

Mr. Guy Hébert
President and Chief Executive Officer
Strateco Resources Inc.
1225 Gay-Lussac Street
Boucherville, Québec, Canada J413 7K1

>   **Re: Strateco Resources Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed March 31, 2010**
>   **Item 4.01 Form 8-K/A**
>   **Filed April 7, 2010**
>   **Item 4.01 Form 8-K/A**
>   **Filed April 15, 2010**
>   **File No. 000-49942**

Dear Mr. Hébert:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

>   Sincerely,

>   Chris White
>   Branch Chief